TRON INC.

941 W. Morse Blvd. Suite 100

Winter Park, FL 32789

March 26, 2026

Via Edgar

Division of Corporation Finance

Office of Crypto Assets

U. S . Securities & Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Re:	Tron Inc. (the “Company”)
Registration Statement on Form S-3 (File No. 333-288986)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-mentioned Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. ET on Monday, March 30, 2026, or as soon thereafter as practicable.

Very truly yours,

Tron Inc.

/s/ Richard Miller
Name:	Richard Miller
Chief Executive Officer